FORM 4

1	Name and Address of Reporting Person

	Thomas G. Berlin
	37500 Eagle Road
	Willoughby Hills, OH 44094


2	Issuer Name and Trading Symbol

	Hallmark Financial Services, Inc.	HAF


3	I.R.S. Identification Number of Reporting Person
	(Voluntary)


4	Statement for Month/Year

	September 13, 2002


5	If Amendment Date of Original



6	Relationship of Reporting Person to Issuer

	X  10% Owner


7	Individual or Joint/Group Filing

	X  Individual filed by One Reporting Person
























Table I	Non-Derivative Securities Acquired,Disposed of
		or Beneficially Owned


1		Title of Security-	Common


  2		   3	       4			   5	 	6	   7
Trans		Trans	  Securities		Amount	Owner	Nature
Date		Code	  Acquired/			Bene-		Ship	of  In-
	  		  Disposed			fically	Form	direct
							Owned
			Owner
9/13/02	P	 4,100  	.35  A	 		D	Self
9/13/02	P	18,900	.40  A   1,826,200	D	Self

					   		42,800	I	By self as Trustee
					   		40,600	I	By spouse





Table II	Derivative Securities Acquired, Disposed of/or
		Beneficially Owned

1	 	Title of Derivative Security

2		Conversion of Derivative Security

6		Date Exercisable/Expiration Date

3	   4	      5	7		   8	     9	       10	11
Trans	Trans	Number of	Amount of	Price		Number   	Owner	Nature of
Date	Code	Derivative	Underlying	Deriv 	    		ship	Indirect
				Securities	Securities	Owned	    Form	Owner
___________________________________________________________________




Signature		Thomas G. Berlin			9/13/02